

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2021

Albert Bourla
Chairman and Chief Executive Officer
PFIZER INC
235 East 42nd Street
New York, New York 10017

> **Re: PFIZER INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 25, 2021**
> **File No. 001-03619**

Dear Mr. Bourla:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measure: Adjusted Income
Reconciliation of GAAP Reported to Non-GAAP Adjusted Information - Certain Line Items, page 40

1.   We note your tabular reconciliations included here appear to essentially represent full non- GAAP statements of operations. Please explain why you believe your disclosures comply with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, or revise your disclosures in future filings. The same comment also applies to your quarterly reporting under Form 10-Q and your earnings release under Form 8-K.

Details of Income Statement Items Included in GAAP Reported but Excluded from Non-GAAP
Adjusted Income, page 43, page 43

2.   Here you include in note I adjustments to exclude the upfront and milestone payments
made for collaboration agreements from Research and developments expense and net
income attributable to Pfizer Inc. common shareholders. Please explain how you believe
this presentation is consistent with the guidance in Question 100.01 of the Non-GAAP
Financial Measures Compliance and Disclosure Interpretations, or revise your disclosures
in future filings. Please also expand, in future filings, to provide sufficient detail of each
significant adjustment, to allow a reader to understand the nature of the reconciling items
and your reasons for their adjustment, in accordance with the guidance in Item 10(e) of
Regulation S-K and the Non- GAAP Financial Measures Compliance and Disclosure
Interpretations. The same comments also apply to your quarterly reporting under Form
10-Q and your earnings release under Form 8-K.

     We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

     You may contact Li Xiao at (202) 551 - 4391 or Kevin Vaughn, Accounting Branch
Chief, at (202) 551 - 3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences